FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/S/ TAKYUNG (SAM) TSANG
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 30, 2010

Exhibit 99.1

China Medical Technologies, Inc. Announces Proposed Private Offering of

US$100 Million Convertible Senior Notes

Beijing, China, November 29, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced that it proposes to offer, subject to market and other conditions, up to US$100 million in aggregate principal amount of convertible senior notes due 2016 in a private placement. The Company intends to use the net proceeds from the offering to repurchase, from time to time, its outstanding convertible notes, to pay for its expenses associated with the capped call transaction described below and for general corporate purposes.

The Company expects to grant the initial purchaser an option to purchase up to an additional US$25 million principal amount of notes solely to cover over-allotments. The notes will be the Company’s senior unsecured obligations and will rank equally in right of payment with all of its existing and future senior unsecured indebtedness. The interest rate, conversion rate and other terms of the notes will be determined at the time of pricing of the offering.

In connection with the offering, the Company expects to enter into a capped call transaction relating to US$100 million in principal amount of the notes with an affiliate of the initial purchaser. The capped call transaction is expected generally to reduce the potential dilution of the Company’s American Depositary Shares (“ADSs”) upon a conversion of notes in the event that the market value per ADS of the Company, as measured under the terms of the capped call transaction, is greater than the strike price of the capped call transaction (which corresponds to the initial conversion price of the notes and is subject to certain adjustments similar to those contained in the notes).

The Company has been advised that, in connection with hedging the capped call transaction, the hedge counterparty or its affiliates expect to enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the notes and may, from time to time following the pricing of the notes, enter into or unwind various derivatives and/or purchase or sell the Company’s ADSs in secondary market transactions. These activities could increase (or reduce the size of any decrease in) the price of the Company’s ADSs concurrently with or following the pricing of the notes, and may also cause an increase or a decrease in the price of the Company’s ADSs following any conversion of notes and during the period prior to, at or following the maturity date.

The notes proposed to be offered, and any ADSs issuable upon conversion of the notes, including the ordinary shares represented by such ADSs, will not be and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law, and may not be offered or sold in the United States or to any U.S. persons absent registration under the Securities Act, or pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes will be offered only to “qualified institutional buyers” under Rule 144A of the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes or any ADSs issuable upon the conversion of the notes, nor shall there be any offer, solicitation or sale of any notes or any ADSs issuable upon the conversion of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company gives no assurance that the proposed offering can be completed on any terms.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales force and ECLIA reagent kits to small and mid-size hospitals through distributors.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

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